1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2009.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date February 13, 2009	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

UNUSUAL PRICE MOVEMENTS OF THE H SHARES

ANNOUNCEMENT

This statement is made by Aluminum Corporation of China Limited (the "Company") at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the price of the H Shares of the Company and wish to state that save for the matters following, we are not aware of any reasons for such increase.

The Company has noted the joint announcement dated 12 February 2009 published on the London Stock Exchange, the New York Stock Exchange and the Australian Securities Exchange by Rio Tinto plc and Rio Tinto Limited (together, "Rio Tinto") announcing that a pioneering strategic partnership would be created with Aluminum Corporation of China ("Chinalco") by Chinalco injecting US$19.5 billion in cash into Rio Tinto through the creation of joint ventures in aluminum, copper and iron ore and the issue of convertible bonds to Chinalco, which would, if converted, allow Chinalco to increase its existing shareholding in Rio Tinto. For further details, please refer to the website of Chinalco (www.chinalco.com.cn). The shares of Rio Tinto plc are listed on the London Stock Exchange and the New York Stock Exchange and the shares of Rio Tinto Limited are listed on the Australian Securities Exchange.

The board of directors of the Company (the "Board") would like to state that the Company is not a party to the above-mentioned transaction. Chinalco is the controlling shareholder of the Company directly and indirectly holding approximately 41.82% of the total issued share capital of the Company.

We also confirm that there are no other negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Hong Kong Listing Rules, neither is the Board aware of any other matter discloseable under the general obligation imposed by Rule 13.09 of the Hong Kong Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
13 February 2009

As of the date of this announcement, the members of the Board comprise of Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary